Exhibit 99.16(13)(c)

AMENDED AND RESTATED

FORETHOUGHT VARIABLE INSURANCE TRUST
OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of August 20, 2021, by and between FORETHOUGHT VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of each fund and in accordance with the rates listed in Appendix A, (each a “Fund” and collectively the “Funds”) each a series of the Trust, and the Advisor of such Funds, Global Atlantic Investment Advisors, LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor has been appointed the investment adviser to each Fund pursuant to an Investment Advisory Agreement between the Trust (on behalf of each series of the Trust) and the Advisor dated February 1, 2021 (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) and, if applicable, the Fund’s Total Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Funds’ current Operating Expenses and, if applicable, the Fund’s Total Expenses to an annual rate, expressed as a percentage of the Funds’ average annual net assets, to the amounts and during the time periods listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses or Total Expenses, where applicable, of the Funds, as accrued each month, exceed its applicable Annual Limit, the Advisor will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to each Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes or extraordinary expenses such as litigation.  The term “Total Expenses” with respect to each applicable Fund is defined to include all expenses that are required to be reflected in the Total

Annual Portfolio Operating Expenses After Fee Waiver and/or Reimbursement figure reported in the Fund’s Annual Portfolio Operating Expenses Table in the Prospectus, and which, for the avoidance of doubt, includes acquired fund fees and expenses among other expenses.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis, if such reimbursement can be achieved within the lesser of the Operating Expense Limitations or Total Expense Limits listed in Appendix A and any limitation on operating expenses applicable at the time of the reimbursement.

4. Term. This Agreement shall become effective on the date specified above and shall remain in effect until at least the date noted for each Fund listed on Appendix A unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of one or more Funds, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to any Fund listed in Appendix A if the Investment Advisory Agreement for such Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for such Fund. Termination of this Agreement with respect to one Fund will not automatically terminate the agreement with respect to any other Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Indiana without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder, as now in effect or as hereafter amended and subject to such orders or no-action letters as may be granted by the Securities and Exchange Commission or its staff.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

Forethought Variable Insurance Trust on behalf of each Fund		Global Atlantic Investment Advisors, LLC

By:	/s/Eric. D. Todd	By:	/s/Eric D. Todd
Name:	Eric D. Todd	Name:	Eric D. Todd
Title:	President	Title:	President

Appendix A

Fund	Operating Expense Limit (effective through April 30, 2022)
Global Atlantic American Funds® Managed Risk Portfolio	0.87%
Global Atlantic BlackRock Selects Managed Risk Portfolio	0.94%
Global Atlantic Franklin Dividend and Income Managed Risk Portfolio	1.19%
Global Atlantic Growth Managed Risk Portfolio	0.88%
Global Atlantic Moderate Growth Managed Risk Portfolio	0.92%
Global Atlantic Select Advisor Managed Risk Portfolio	0.64%

Fund	Operating Expense Limit (effective through August 31, 2022)
Global Atlantic Balanced Managed Risk Portfolio	0.92%
Global Atlantic Wellington Research Managed Risk Portfolio	1.19%

Fund	Total Expense Limit (effective through August 31, 2022)
Global Atlantic Wellington Research Managed Risk Portfolio	1.20%